Exhibit g(3)

State Street
801 Pennsylvania
Kansas City, MO 64105
Telephone (816) 871-4100

Fee Schedule Addendum 9/1/2004

Homestead Funds, Inc.

State Street Compliance 38

Annual Fees per Portfolio

Compliance Reporting

•	Copies of procedures and controls (revisions to be provided periodically) at a summary and detail level	$600.00 Payable 10/31

•	Annual certification of procedures and controls by State Street

•	CCO Forums/Workshops

3rd Party Audit Review	Recovered as Out of Pocket

Board Reporting (travel expenses)	Recovered as Out of Pocket

Payment:

The above fees will be charged monthly and will be added to the fund’s normal State Street invoice. This fee schedule is effective upon commencement of operations.

Homestead Funds, Inc		State Street Corporation

By:	/s/ Peter R. Morris	By:	/s/David Paldino

Title:	President	Title:	Vice President

Date:	12/20/04	Date:	12/23/04